SECI 15026819 ION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 048181 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.G. Menk & Associates, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles G Menk III 410-761-2462

(Area Code – Telephone Number)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Korwek & Company, P.A.

(Name – *if individual, state last, first, middle name*)

| 1113 Odenton Road | Odenton | | 21113-1606 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SECURITIES AND EXCHANGE COMMISSION RECEIVED DEC 09 2015 REGISTRATIONS BRANCH 11

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Charles G Menk III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C.G.Menk & Associates, Inc., as of November 20, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRES / CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## CONTENTS

## *KORWEK & COMPANY, P.A.*
### *Certified Public Accountants*

*1113 Odenton Road* *TEL: (410) 674-7445*
*Odenton, MD 21113-1606* *FAX: (410) 674-3771*

# AUDIT REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
C.G. Menk & Associates, Inc.

We have audited the accompanying financial statements of C.G. Menk & Associates, Inc., (a Delaware Corporation) which comprises the statement of financial condition of as of September 30, 2015 and the related statement of operations, stockholder equity, cash flows, and changes in liabilities subordinated to claims of general creditors for the nine months then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange act of 1934. C.G. Menk & Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. C.G. Menk & Associates, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the firm's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of C.G. Menk & Associates, Inc.as of September 30, 2015, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental informationincluded herein has been subjected to audit procedures performed in conjunction with the audit of C.G. Menk & Associates, Inc.'s financial statements. The supplemental information is the responsibility of C.G. Menk & Associates, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Korwek& Company, PA

November 15, 2015

**C. G. MENK & ASSOCIATES, INC.**
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2015

| | |
|---|---|
| CURRENT ASSETS | |
| Cash and cash equivalents | $ 86,417 |
| Commissions receivable | 16,815 |
| Prepaid expenses | 1,862 |
| Total current assets | 105,094 |
| PROPERTY AND EQUIPMENT - net | 559 |
| OTHER ASSETS | - |
| | $ 105,653 |

LIABILITIES AND STOCKHOLDERS' EQUITY

| | |
|---|---|
| CURRENT LIABILITIES | |
| Accounts payable and other accrued expenses | 8,405 |
| Total current liabilities | 8,405 |
| COMMITMENTS AND CONTINGENCIES | - |
| STOCKHOLDERS' EQUITY | |
| Capital stock, $0.001 par value, authorized 500,000 shares; issued and outstanding, 500,000 shares | 500 |
| Additional paid-in-capital | 340,745 |
| Accumulated deficit | (243,997) |
| Treasury stock | - |
| | 97,248 |
| | $ 105,653 |

The accompanying notes are an intergral part of these financial statements.

**C. G. MENK & ASSOCIATES, INC.**
STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

| | |
|---|---|
| REVENUE | |
| Sale of investment company shares | 262,058 |
| Interest | 2 |
| Other revenue | |
| Revenue from underwriting and selling groups | - |
| Total revenue | 262,060 |
| | |
| EXPENSES | |
| Advertising | 203 |
| Charitable contributions | 2,600 |
| Payroll expenses | 213,389 |
| Depreciation | 1,115 |
| Dues and subscriptions | 3,925 |
| Insurance | 500 |
| Office expense | 7,721 |
| Postage and delivery | 2,523 |
| Professional fees | 11,135 |
| Rent | 20,562 |
| Repairs and maintenance | 3,709 |
| Taxes and licenses | 1,003 |
| Communicatin costs | 5,008 |
| Travel and entertainment | 1,947 |
| Utilities | 2,406 |
| Other | 510 |
| Total expenses | 278,256 |
| | |
| NET LOSS | $ (16,196) |

The accompanying notes are an intergral part of these financial statements.

**C. G. MENK & ASSOCIATES, INC.**
STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

| | |
|---|---|
| CASH FROM OPERATING ACTIVITIES | |
| Net income | $ (16,196) |
| Adjustments to reconcile net income to net cash | |
| Depreciation | 1,115 |
| Changes in assets and liabilities: | |
| (Increase) decrease: | |
| Commissions receivable | 28,499 |
| Due from Brokers | - |
| Prepaid expenses | 502 |
| Increase (decrease): | |
| Accounts payable | (11,197) |
| Deferred tax | - |
| Income taxes payable | - |
| Cash provided (used) by operating activities | 2,723 |
| CASH (PROVIDED) USED BY INVESTING ACTIVITIES | |
| Purchase of equipment | - |
| CASH PROVIDED (USED) FOR FINANCING ACTIVITIES | |
| Cash provided (used) for financing activities | - |
| INCREASE (DECREASE) IN CASH | 2,723 |
| CASH, BEGINNING OF YEAR | 83,694 |
| CASH, END OF YEAR | $ 86,417 |

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

| | |
|---|---|
| Cash paid during the year for: | |
| Income taxes | $ - |
| Interest | $ - |

The accompanying notes are an intergral part of these financial statements.

**C. G. MENK & ASSOCIATES, INC.**
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

| | COMMON STOCK | PAID IN CAPITAL | ACCUMULATED DEFICIT | TREASURY STOCK | TOTAL STOCKHOLDERS' EQUITY |
|---|---|---|---|---|---|
| Balance at January 1, 2015 | $ 500 | $ 340,745 | $ (227,801) | $ - | $ 113,444 |
| Net income from operations | - | - | (16,196) | - | (16,196) |
| Distributions | - | - | - | | - |
| Balance at September 30, 2015 | $ 500 | $ 340,745 | $ (243,997) | $ - | $ 97,248 |

The accompanying notes are an intergral part of these financial statements.

**C. G. MENK & ASSOCIATES, INC.**
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

| | | |
|---|---|---|
| Liabilities subordinated to general creditors at beginning of period | | $ - |
| Changes | | - |
| Liabilities subordinated to general creditors at end of period | | $ - |

The accompanying notes are an intergral part of these financial statements.

## C.G. MENK & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
September 30, 2015

### NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

C.G. Menk & Associates, Inc. (the Company), a Delaware corporation, was formed on January 27, 1995 for the purpose of providing clients with customized financial solutions to their retirement and other investment needs. The Company is a Registered Investment Advisory Company and an Independent Broker-Dealer offering mutual funds, exchange traded funds, taxdeferred investments, and related insurance products. The Company offers investment opportunities in the United States and abroad to meet the goals and objectives of its clients. The Company is an introducing Company only and does not hold funds or securities for, or owe money or securities to, customers and does not carry accounts of, or for, customers including the purchase, sale and redemption of redeemable shares of registered investment companies or participation in insurance company's separate accounts. The Company is registered under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA)

Preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the allowance for uncollectible accounts receivable. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from those estimates.

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Cash and Cash Equivalents – The Company considers investments in money market accounts and certificates of deposit with maturities of three months or less to be cash equivalents.

Revenue Recognition – Commissions and fees earned on initial investment contracts are recognized as the contracts are accepted and executed by the investment companies. Subsequent commissions and fees are recognized when notified by the investment companies. Earned commissions may subsequently be forfeited should a client decide to cancel their investment in an annuity or life insurance product within the initial period. Such chargebacks are recognized when incurred. Other commissions subsequently deemed uncollectible are reserved.

Earnings per share – Earnings (losses) per share is calculated using the weighted average of shares of capital stock outstanding during the period. The loss per share for the period ended September 30, 2015 amounted to 3.24 cents per share.

**NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued**

Comprehensive Income–There is no difference between income and loss from operations and other comprehensive income or loss.

Income taxes – The Company elected by unanimous consent of its stockholders to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income after the effective date of the election. Instead, the stockholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. Therefore, no provision for income taxes has been included in these financial statements. Generally, federal and state income tax returns are subject to examination by the respective taxing authorities for up to three years after the date they are filed.

Fair value of financial instruments – The Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value. Assets consist of cash and receivables. Liabilities consist of accounts payable and accrued expenses.

Advertising Costs – Advertising costs are expensed when incurred.

Subsequent events– Management considers events occurring after the balance sheet date which might have an impact on the Company's results of operations, asset or liability balances presented in the accompanying financial statements, Management has evaluated subsequent events through November 16, 2015, which is the date the financial statements were available to be issued.

**NOTE B - COMMISSIONS RECEIVABLE**

Management is of the opinion that all of the Company's Commissions receivable are fully collectible. As of September 30, 2015, the receivable consisted of commissions from the sale of mutual funds, common stocks, annuities, private placements and 12b-1 fees. Management regularly evaluates the collectability of the Company's receivables and consequently believes that no allowance for doubtful receivables is required.

**NOTE C- SUBORDINATED LIABILITIES**

The Company had no subordinated liabilities during the period ended September 30, 2015.

**NOTE D – COMMISSIONS PAYABLE**

The Company has entered into selling agreements with its representatives to solicit and sell approved investment products. The representatives are employees of the Company. The Company compensates its representatives by paying them a portion of the commissions from the investment products sold.

## NOTE E- EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934 under sub-paragraph (k) because the Company's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Company promptly transmits all funds. Accordingly, the Company is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

## NOTE F – FURNITURE AND EQUIPMENT

Furniture and Equipment - Furniture and equipment are carried at cost less accumulated depreciation. The provision for depreciation is computed by the straight-line method over the estimated useful lives of the assets for financial reporting purposes. Furniture and equipment at September 30, 2015 was as follows:

| | |
|---|---|
| Furniture and fixture | $ 4,731 |
| Leasehold improvements | 5,859 |
| Computer equipment | 17,500 |
| | 28,090 |
| Less accumulated depreciation | 27,531 |
| | $ 559 |

## NOTE G- COMMITMENTS AND CONTINGENCIES

The Company leases a copier/printer under a 60 month lease that expires in October 2017. Lease payments for the period ended September 30, 2015 were $2,206 and will be $3,075 for the years ended September 30, 2016 and 2017.

The Company leases its office space under a lease that expires in October 2016. Lease payments for the period ended September 30, 2015 were $23,236 and will be $27,884 for the year ended September 30, 2016

## NOTE H- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and a ratio of aggregate indebtedness to net capital, both as defined, which shall not exceed 15 to 1. The rule of the "applicable" exchange provides that equity capital may not be withdrawn for dividends if the resulting net capital ratio would exceed 10 to 1. At September 30, 2015 the Company had excess net capital of $86,417 which was $81,417 in excess of its required net capital of $5,000.

## C.G. MENK & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
September 30, 2015

### NOTE I - CONCENTRATION OF RISK

The Company conducts its business primarily in the state of Maryland, with customers throughout the Mid-Atlantic region, and therefore could be materially affected by economic fluctuations in those geographic areas, the general economy, as well as changes in the investment choices of its customer base.

### NOTE J - RELATED PARTY TRANSACTIONS

The officers, directors and shareholders of the Company received compensation in the amount of $180,252, which is included in payroll expenses in the accompanying financial statements.

# SUPPLEMENTAL INFORMATION

## C. G. MENK & ASSOCIATES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL IN ACCORDANCE WITH RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SEPTEMBER 30, 2015

| | 2015 |
|---|---|
| NET CAPITAL | |
| Adjusted stockholder equity | $ 97,248 |
| Additions to net capital | |
| Deferred tax liability | - |
| Deduct stockholder equity not qualified for net capital | - |
| Total ownership equity qualified for net capital | 97,248 |
| Add liabilities subordinated to claims of general creditors allowable in computation of net capital | - |
| Other (deduction) or allowable creditors (lists) | |
| Total capital and allowable subordinated liabilities | 97,248 |
| Deductions and/or charges | |
| Non-allowable assets | |
| Petty cash | - |
| Commissions and accounts receivable, net of payables | (8,410) |
| Prepaid insurance and expenses | (1,862) |
| Prepaid taxes | - |
| Property and equipment, less 50% of secured liability | (559) |
| Other assets | - |
| Secured demand note deficiency | - |
| Commodity futures and spot commodities | - |
| Proprietary capital charges | - |
| Net capital before haircut on securities positions | 86,417 |
| Haircuts on securities | |
| Trading and investment securities | - |
| Stocks | - |
| Exempted securities | - |
| Undue concentrations | - |
| Other | - |
| Net Capital | $ 86,417 |
| NET CAPITAL REQUIREMENTS | |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital in excess of requirements | 81,417 |
| | $ 86,417 |
| AGGREGATE INDEBTEDNESS | |
| Total aggregate indebtedness | $ 8,405 |
| Less adjustments | |
| Secured notes payable | - |
| Other | - |
| Net Aggregate Indebtedness | $ 8,405 |
| PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 9.73% |

**C. G. MENK & ASSOCIATES, INC.**
RECONCILIATION OF FORM X-17A-5, SCHEDULE II
ANNUAL CONSOLIDATION AND DIVERSIFICATION SCHEDULE
TO AUDITED FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

| | Per Unaudited Form X-17 A-5 | Audited Statement of Operations | Differences |
|---|---|---|---|
| REVENUE | | | |
| Commissions on transactions in exchange listed equity securities executed on an exchange | $ - | | $ - |
| Commissions on listed options transactions | - | | - |
| All other securities commissions | | | - |
| Profits from underwriting and selling groups | | | - |
| Revenue from the sale of investment company shares | 81,594 | 96,642 | (15,048) |
| Fees for supervision, investment, advisory and administrative services | | | - |
| Other revenue | 173,954 | 165,416 | 8,538 |
| Total revenue | 255,548 | 262,058 | (6,510) |
| EXPENSES | | | |
| Salaries and other employment costs (including management fees) voting shareholder officers | 224,587 | 213,389 | 11,198 |
| Other compensation and benefits | - | | - |
| Interest expense | - | - | - |
| Regulatory fees and expenses | 15,048 | 3,925 | 11,123 |
| Other expenses (including state income tax) | 27,107 | 60,940 | (33,833) |
| Total expenses | 266,742 | 278,254 | (11,512) |
| Net income before provision for federal income taxes | (11,194) | (16,196) | 5,002 |
| Provision for income taxes | 3,513 | 3,513 | - |
| NET INCOME | (14,707) | (19,709) | 5,002 |

Differences are due primarily to the accounting for commissions receivable and corresponding commissions payable.

**C. G. MENK & ASSOCIATES, INC.**
RECONCILIATION OF FORM X-17A-5 SCHEDULE II-A
COMPUTATION OF NET CAPITAL SCHEDULE TO AUDITED
FINANCIAL STATEMENTS
SEPTEMBER 30, 2015

| | | | |
|---|---|---|---|
| Net capital per unaudited Form X-17A-5 Schedule IIA | | $ | 86,417 |
| Increases | | | |
| Deferred income taxes | - | | |
| Decrease prepaid tax deposits | - | | |
| Rounding differences | - | | |
| | | | - |
| Decreases | | | |
| Increase Federal income tax provision currently payable | - | | |
| Increase State income tax provision currently payable | - | | |
| Decrease in deferred income taxes payable | - | | |
| | | | - |
| Net capital per supplemental schedule in audited financial statement (page 16) computed in accordance with rule 15c3-1 of the Securities and Exchange Commission | | $ | 86,417 |

**KORWEK & COMPANY, P.A.**
*Certified Public Accountants*

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

# INDEPENDENT AUDITORS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OFF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors
C.G. Menk & Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ('SIPC") for the year ended September 30, 2015, which were agreed to by C.G. Menk & Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the "specified parties"), solely to assist you and the specified parties in evaluating C.G. Menk & Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7.

The management of C.G. Menk & Associates, Inc. is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. We compared the list assessment payments in the Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. We compared the total revenue amounts of the audited Form X-17A-5 for the year ended September 30, 2015 less revenues reported one the focus reports for the period from October 1, 2014 to September 30, 2015, as applicable, with the amounts reported in form SIPC-7T for the period from October 1, 2014 to September 30, 2015 noting no differences;

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be an expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

*Korwek & Company, PA*

November 15, 2015

Form@ ...

**SIPC-7**

(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

## General Assessment Reconciliation

**SIPC-7**

(33-REV 7/10)

For the fiscal year ended: ____________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

C.G.Menk & Associates, Inc.
7502 Connelley Drive, Suite 104
Hanover, Maryland 21076

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Charles Menk III
410 761 3467

**WORKING COPY**

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 5.11 |
| B. Less payment made with SIPC-6 filed (exclude interest) | | 4.02 |
| ____________ Date Paid | | |
| C. Less prior overpayment applied | | 127.95 |
| D. Assessment balance due or (overpayment) | | ) |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ (126.86) |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ | |
| H. Overpayment carried forward | $( 126.86 ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______________________________

______________________________

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Alicia McCann
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Sr. VP
(Title)

Dated the 13 day of Nov, 2015

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

**SIPC REVIEWER**

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:



22

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning JAN 15
and ending SEP 15

**Eliminate cents**

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 262,058

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 260,015

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______

______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $ 2043

2e. General Assessment @ .0025 $ 5.11



93

## *KORWEK & COMPANY, P.A.*
*Certified Public Accountants*

1113 Odenton Road
Odenton, MD 21113-1606

TEL: (410) 674-7445
FAX: (410) 674-3771

# REVIEW REPORT OF
# INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
C.G. Menk & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 15c3-3(k)(2)(i), in which (1) C.G. Menk & Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which C.G. Menk & Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (2) C.G. Menk & Associates, Inc. stated that C.G. Menk & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. C.G. Menk & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about C.G. Menk & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Korwek & Company, PA*

November 15, 2015

November 15, 2015

Mr Francis A. Korwek
Korwek & Company, P.A.
1113 Odenton Rd
Odenton, MD 21113

RE: **Exemption Report claimed under Rule 15c3-3(k)(2)(i)**

Dear Mr. Korwek:

In connection with your engagement to perform a review of C.G. Menk & Associates, Inc. Exemption Report under Rule 15c3-3(k)(2)(i) for the year ended September 30, 2014, which has been filed by management pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934.

We confirm to the best knowledge and belief, C.G. Menk & Associates, Inc. has met the exemption provision of Rule 15c3-3(k)(2)(i) without exception throughout for the year ended September 30, 2014. The Firm is exempt from Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934 because the Firm's transactions are limited to the sale and redemption of redeemable securities of registered investment companies or interests or participations in an insurance company separate account and the Firm promptly transmits all funds. Accordingly, the Firm is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" customarily referred to as the Reserve Bank Account.

We have made available to you all information that we believe is relevant to determine that we have met the exemption provision of Rule 15c3-3(k)(2)(i).

We have responded fully to all inquiries made to us by you during the engagement.

No events have occurred subsequent to September 30, 2014 that C.G. Menk & Associates, Inc. would not have met the exemption provisions of Rule 15c3-3(k)(2)(i).

Your report is intended solely for the information and use of C.G. Menk & Associates, Inc. and the Securities and Exchange Commission and Financial Industry Regulatory Authority, Inc. and is not intended to be and should not be used by anyone other than those specified parties.

______________________